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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F_X____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes____         No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit 1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom reports Fourth Quarter and Fiscal 2004 Results, dated February 23, 2005.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     TTI Team Telecom International Ltd.



Date: March 3, 2005                               By: /s/ Israel (Eli) Ofer
                                                       ---------------------
                                                       Israel (Eli) Ofer
                                                       Chief Financial Officer

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                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1. Press Release: TTI Telecom reports Fourth Quarter and Fiscal 2004 Results, dated February 23, 2005.

                                    EXHIBIT 1


Corporate Contacts:

-----------------------------------------    -------------------------------
            Meir Lipshes                           Sanjay Hurry
            Chairman, Board of Directors           Investor Relations Officer
            TTI Telecom Ltd.                       TTI Telecom Ltd.
            T: +1.972.3.922.1262                   T: +1.201.795.3883
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com
-----------------------------------------   --------------------------------

           TTI TELECOM REPORTS FOURTH QUARTER AND FISCAL 2004 RESULTS

Petach Tikva, Israel, February 23, 2005 - TTI Telecom International Ltd. (NASDAQ: TTIL), ("the Company'), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced results for the fourth quarter ended
December 31, 2004.

Total revenues for the fourth quarter of 2004 were $9.9 million, compared to $12.0 million for the fourth quarter of last year. Operating loss for the quarter was $6.4 million compared to an operating loss of $6.5 million for the same quarter of 2003, and net loss was $6.1 million, or $0.51 per diluted share, versus a net loss of $5.8 million, or $0.49 per diluted share, in the same quarter last year. Operating and net loss for the quarter includes a charge of $1.1 million relating to the impairment of capitalized software. Excluding this charge, operating loss was $5.3 million, and net loss was $5.0 million, or $0.42 per diluted shares. The Company ended the fourth quarter with approximately $20.4 million in cash and liquid investments, or approximately $1.72 per share, and the year with a backlog of $20 million in orders to be delivered over the next 12 months.

Fourth Quarter FY2004 Highlights:

|X|      Total revenues increased by approximately 36% sequentially

|X| Repeat business was very strong, with follow-on orders accounting for 82% of total revenues

|X| Maintenance renewals were very strong, with almost 100% of eligible customers renewing Services contracts

|X| TTI Telecom shareholders elected Meir Lipshes to the position of Chairman of the Board of Directors. Shareholders also appointed Lior Bregman and Ilan Toker to the Board and re-elected current Board member Meir Dvir to a new term. As a result of the appointments, TTI Telecom's Board of Directors now consists of the aforementioned members and Messrs. Rami Zivony and Doron Zinger.

|X| New Executive Management members were appointed: Alon Zelzion was appointed to the position of Executive Vice President, Sales, Avi Eilat as Vice President, Projects Delivery, Avshalom Ben-Zoor as General Manager, Marketing and Nava Pollak as Vice President, Human Resources.

Total revenues for the fiscal year ended December 31, 2004 were $37.8 million versus $45.9 million for 2003. Operating loss for the year was $28.7 million, compared to an operating loss of $33.3 million reported for the same period of 2003, and net loss was $29.5 million, or $2.48 per diluted share, versus a net loss of $30.1 million, or $2.53 per diluted share, last year. Operating and net loss for the year and fiscal 2003 include a charge of $3.6 million and $5.9 million, respectively, relating to the impairment of capitalized software. Fiscal 2003 figures also include a $1.0 million charge relating to the impairment of goodwill. Excluding these charges, for fiscal 2004, operating loss was $25.1 million, and net loss was $25.9 million, or $2.18 per diluted shares. For fiscal 2003, operating loss was $26.4 million, and net loss was $23.2 million, or $1.95 per diluted shares.

"Our performance this quarter was the result of strong follow-on business generated by our installed customer base and substantial annual services contract renewals. We generated revenues from every geography and from such customers as two tier-one service providers in North America, Belgacom, Orange UK and KPN in Europe and Hutchison Australia in Asia-Pacific," stated Menahem Tirosh, chief executive officer of TTI Telecom.

"Concurrently, we moved forward with our restructuring plan while adding new, experienced veterans to the executive management team," continued Tirosh. "To that end, we reduced headcount and initiated additional cost-cutting measures while appointing department heads to Sales, Marketing, Projects Deliver and Human Resources. In addition, our shareholders elected Meir Lipshes to the position of Chairman of the Board of Directors and appointed two new members. Subsequent to the close of the quarter, we raised $14.5 million in a private placement, thereby ensuring our ability to service our customers and execute on our growth plans."

Concluded Tirosh, "In 2005, our strategy is to maximize existing assets to generate greater revenues. One of our primary tasks will be to migrate the Company from a product-driven strategy to a solutions- and customer-driven one. We believe that by making our products easier to use while maintaining functionality, we will shorten sales cycles and create more revenue opportunities. We will also look to our large installed customer base and existing channel partners to generate a larger portion of revenues. We will seek to expand our addressable market by targeting new market segments with existing products. At the same time, we will continue with our NGOSS-based initiatives in support of today's IP-based service provider. Taken together, we believe this strategy and our stronger financial foundation will enable us to return to growth and profitability."


Conference Call Information:

A conference call has been scheduled for 9:00am ET today, February 23, 2005, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on March 2, 2005. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "55472902". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                               -tables to follow-


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

                                                    TTI TELECOM INTERNATIONAL LTD.
                                                          STATEMENT OF INCOME
                                         (in thousands of U.S. dollars except per share data)

                                                                   Three months                       Twelve months
                                                                ended December 31,                  ended December 31,
                                                        -----------------  ---------------- ---------------  ------------------

                                                              2004              2003             2004              2003
                                                        -----------------  ---------------- ---------------  ------------------
Revenues:
  Product                                                     $5,337            $9,068         $21,670             $33,831
  Services                                                     4,516             2,899          16,128              12,036
                                                        -----------------  ---------------- ---------------  ------------------

Total revenues                                                 9,853            11,967          37,798              45,867
                                                        -----------------  ---------------- ---------------  ------------------


Cost of revenues:
  Product                                                      3,641             7,437          16,645              29,619
  Services                                                     2,679             1,544           9,719               6,368
  Impairment of capitalized software
  development costs                                            1,122                 0           3,597               5,864
                                                        -----------------  ---------------- ---------------  ------------------

Total cost of revenues                                         7,442             8,981          29,961              41,851
                                                        -----------------  ---------------- ---------------  ------------------


Gross profit:                                                  2,411             2,986           7,837               4,016
                                                        -----------------  ---------------- ---------------  ------------------


Operating expenses:
  Research and development, net                                2,148             2,974          10,744              10,318
  Sales and marketing, net                                     4,929             4,929          19,220              19,465
  General and administrative                                   1,715             1,609           6,586               6,510
  Impairment of goodwill                                           0                 0               0               1,052
                                                        -----------------  ---------------- ---------------  ------------------

Total operating expenses                                       8,792             9,512          36,550              37,345

Operating loss                                                (6,381)           (6,526)        (28,713)            (33,329)
Financial income, net                                            737               625           1,326               2,793
                                                        -----------------  ---------------- ---------------  ------------------


Income before taxes on income                                 (5,644)           (5,901)        (27,387)            (30,536)
Taxes on income                                                  465              (104)          2,107               (456)
                                                        -----------------  ---------------- ---------------  ------------------

Net loss                                                     $(6,109)          $(5,797)       $(29,494)           $(30,080)
                                                        =================  ================ ===============  ==================

Basic net earnings per share                                  $(0.51)           $(0.49)         $(2.48)             $(2.53)
                                                        =================  ================ ===============  ==================

Diluted net earnings per share                                $(0.51)           $(0.49)         $(2.48)             $(2.53)
                                                        =================  ================ ===============  ==================

Number of shares used in computing basic
income (loss) per share                                       11,872,941        11,872,052      11,872,941          11,872,052
                                                        =================  ================ ===============  ==================

Number of shares used in computing diluted
income (loss) per share                                       11,872,941        11,872,052      11,872,941          11,872,052
                                                        =================  ================ ===============  ==================

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





                                                    TTI TELECOM INTERNATIONAL LTD.
                                                      CONSOLIDATED BALANCE SHEETS
                                                    (in thousands of U.S. dollars)

                                                                           12/31/2004                  12/31/2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                       $5,472                     $13,901
Short term bank deposits                                                         4,426                       4,365
Marketable securities                                                           10,572                      15,767
Trade receivables                                                                6,755                      10,738
Unbilled receivables                                                             1,491                       6,590
Related parties                                                                    150                           0
Prepaid expenses and other accounts receivable                                   3,265                       2,728
                                                                        ------------------         -------------------

Total current assets                                                            32,131                      54,089
                                                                        ------------------         -------------------
                                                                        ------------------         -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                 923                         973
Investment in affiliate                                                            165                         165
Severance pay fund                                                               3,855                       4,075
Long-term pre-paid expenses                                                          0                         200
Deferred tax                                                                         0                       1,647
Long-term receivables                                                            3,268                       3,038
                                                                        ------------------         -------------------

Total long-term investments                                                      8,211                      10,098
                                                                        ------------------         -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                            22,584                      21,948
Less - accumulated depreciation                                                 16,710                      14,110
                                                                        ------------------         -------------------

Property and equipment, net                                                      5,874                       7,838
                                                                        ------------------         -------------------

OTHER INTANGIBLE ASSETS, NET                                                       281                       4,581
                                                                        ------------------         -------------------

Total assets                                                                   $46,497                     $76,606
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank debt                                                              $967                          $0
Trade payables                                                                   3,545                       4,588
Related parties                                                                      0                       1,176
Deferred revenues                                                                4,642                       3,591
Other accounts payable and accrued expenses                                      6,171                       6,164
                                                                        ------------------         -------------------
Total current liabilities                                                       15,325                      15,519
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                            4,879                       5,298
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital                                                                    1,794                       1,794
Additional paid-in capital                                                      58,655                      58,657
Retained earnings (Accumulated deficit)                                        (34,156)                     (4,662)
                                                                        ------------------         -------------------
Total shareholders' equity                                                      26,293                      55,789

                                                                        ------------------         -------------------
Total liabilities and shareholders' equity                                     $46,497                     $76,606
                                                                        ==================         ===================
                                                                  ###


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